SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
				(Amendment No. 3)


                             iShares Trust
                                (Name of Issuer)

                 Exchange Traded Fund - Morningstar Mid Growth Index
                         (Title of Class of Securities)

                                   464288307
                                 (CUSIP Number)

                                March 29, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 5 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464288307                13G                    Page 2 of 5 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Capital Cities Asset Management, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
	Capital Cities Asset Management is incorporated under the laws of
	New York with its headquarters in Austin, TX
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                -0-
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                1,193.121*
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,193.121*
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               0.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

*Although Capital Cities Asset Management, Inc. exercises investment discretion as to these shares, it is not the owner of them. Listed as shared dispositive power because clients also have the ability to sell the security.

CUSIP No. 464288307                13G                    Page 3 of 5 Pages

Item 1(a).     Name of Issuer:

	iShares Trust

Item 1(b).     Address of Issuer's Principal Executive Offices:

	45 Fremont Street
	San Francisco, CA  94105


Item 2(a).     Name of Person Filing:

	Capital Cities Asset Management, Inc.


Item 2(b).     Address of Principal Business Office or, if None, Residence:

	11651 Jollyville Road, Suite 200, Austin, TX  78759

Item 2(c).     Citizenship:

	Capital Cities Asset Management is incorporated under the laws of New York with its headquarters in Austin, TX

Item 2(d).     Title of Class of Securities:
	Exchange Traded Fund - Morningstar Mid Growth Index

CUSIP No. 464288307                13G                   Page 4 of 5 Pages

Item 2(e).  CUSIP Number:  464288307

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [X] Investment Adviser in accordance with Rule
                  13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

Item 4.   Ownership.

	Capital Cities Asset Management, Inc.
	Based on shares held and total shares outstanding of 550,000 as of 3/31/05
	    (a) Amount beneficially owned: 1,193.121, Although
		Capital Cities Asset Management, Inc. exercises investment discretion as to these shares, it is not the owner of them.
            (b) Percent of class: 0.2%
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: -0-
             (iii) Sole power to dispose or direct the disposition: -0-
	     (iv) Shared power to dispose or direct the disposition: 1,193.121.
                   Listed as shared dispositive power because clients also have the ability to sell the security.



Item 5.     Ownership of Five Percent or Less of a Class.

	Not applicable.

CUSIP No. 464288307                13G                   Page 5 of 5 Pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.


Item 8.  Identification and Classification of Members of the Group.

	Not applicable.

Item 9.  Notice of Dissolution of Group.

	Not applicable.


Item 10.  Certification.

	Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 1, 2005
        Tanya Card
        Chief Compliance Officer